**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**December 16, 2025**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**Cool Company Ltd.**

**File No. 5-94340 – CTR#10270**

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Cool Company Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Schedule 13E-3 filed on November 5, 2025.

Based on representations by Cool Company Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit (c)(3)
Exhibit (c)(4)
Exhibit (c)(5)
Exhibit (c)(8)
Exhibit (c)(9)
Exhibit (c)(10)
Exhibit (c)(11)
Exhibit (c)(12)

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Tiffany Posil
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance